City of Buenos Aires, April 24, 2015

Jennifer Thompson

Accounting Branch Chief

Securities and Exchage Commission

100 F Street, NE

Washington, DC 20549

United States of America

Re: Pampa Energy Inc. (“Pampa”)

Form 20-F for the Fiscal Year Ended December 31, 2013

Filed April 28, 2014

File No. 1-34429

Dear Ms. Thompson:

Reference is made to your letter dated April 17, 2015, related to the above-referenced Form 20-F (the “Letter”).  In this sense, please note that we expect to provide you with a response to the Letter by Monday, May 18, 2015.

Sincerely,

By: /s/ Ricardo Alejandro Torres

Name: Ricardo Alejandro Torres

Title: Co-Chief Executive Officer